04016191

AM 3-22-2004

FEB 27 2004

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-51232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McAdams Wright Ragen, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Fourth Avenue, Suite 3900
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Director (206) 664-8807
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McAdams Wright Ragen, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Financial Statements
and Supplemental Information

Year Ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
McAdams Wright Ragen, Inc.

We have audited the accompanying statement of financial condition of McAdams Wright Ragen, Inc. (a wholly owned subsidiary of Manzanita Capital, Inc.) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McAdams Wright Ragen, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 6, 2004

Ernst & Young LLP

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$1,852,651
Deposits with clearing broker-dealer	250,000
Receivable from clearing broker-dealer	722,072
Marketable securities owned, at market value	1,798,515
Accrued interest receivable	25,612
Prepaid and other assets	254,482
Notes receivable from employees	310,782
Property and equipment, net of accumulated depreciation	554,924
Equity investment	31,838
Total assets	$5,800,876
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 12,271
Accounts payable and accrued liabilities	272,113
Payroll and related obligations	408,497
Payable to Parent	56,927
Deferred tax liabilities, net	38,515
Total liabilities	788,323
Stockholder's equity:	
Common stock, no par value:	
Authorized shares – 50,000	
Issued and outstanding shares – 1,000	761,500
Additional paid-in capital	3,000,000
Retained earnings	1,251,053
Total stockholder's equity	5,012,553
Total liabilities and stockholder's equity	$5,800,876

See accompanying notes.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Income

Year Ended December 31, 2003

Revenues	
Commissions	$5,773,180
Net gains from principal trading	554,119
Investment advisory fees	693,434
Credit balance rebate – clearing broker-dealer	529,503
Interest and other income	115,037
Total revenues	7,665,273
Expenses	
Commissions	2,555,364
Other employee compensation and benefits	2,321,795
Clearing charges	739,230
Regulatory fees and expenses	12,907
Loss on disposal of property and equipment	294,420
Administrative expenses	1,578,150
Total expenses	7,501,866
Income before income tax provision and equity in undistributed loss of investee	163,407
Income tax provision	(31,614)
Income before equity in undistributed loss of investee	131,793
Equity in undistributed loss of investee (net of income tax benefit of $785)	(1,525)
Net income	$ 130,268

See accompanying notes.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2003	$761,500	$3,000,000	$1,120,785	$4,882,285
Net income	–	–	130,268	130,268
Balance at December 31, 2003	$761,500	$3,000,000	$1,251,053	$5,012,553

See accompanying notes.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Statement of Cash Flows

Year Ended December 31, 2003

Operating activities	
Net income	$ 130,268
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	183,155
Amortization of notes receivable from employees	126,117
Deferred tax expense	31,614
Compensation expense for common stock grants to employees	110,028
Equity in undistributed loss of investee	1,525
Charitable contribution of property and equipment	1,570
Loss on disposal of property and equipment	294,420
(Increase) decrease in operating assets:	
Receivable from clearing broker-dealer	308,651
Accrued interest receivable	(10,794)
Marketable securities owned, at market value	(1,100,725)
Prepaid and other assets	(134,212)
Notes receivable from employees	(216,038)
Increase in operating liabilities:	
Securities sold, not yet purchased, at market value	10,210
Accounts payable and accrued liabilities	48,611
Payroll and related obligations	171,396
Net cash used in operating activities	(44,204)
Investing activities	
Purchase of property and equipment	(503,787)
Disposal of property and equipment	3,100
Net cash used in investing activities	(500,687)
Net decrease in cash and cash equivalents	(544,891)
Cash and cash equivalents at beginning of year	2,397,542
Cash and cash equivalents at end of year	$1,852,651

See accompanying notes.

1. Organization and Nature of Business

McAdams Wright Ragen, Inc. (the Company) is a wholly owned subsidiary of Manzanita Capital, Inc. (the Parent). The Company is a fully disclosed broker-dealer and investment advisor registered with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. (the NASD).

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of balances on hand and on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits, and short-term investments with original maturities of three months or less. The carrying value of cash equivalents approximates fair value.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Marketable securities owned and securities sold, not yet purchased are valued at the closing market price with related changes in unrealized appreciation or depreciation reflected in gains from principal trading. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Investment Advisory Fees

Investment advisory fees are recognized quarterly, based upon the terms of the respective investment advisory contract.

2. Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Upon disposal of property and equipment, the Company records the gain or loss based upon the difference between the proceeds received and the net book value of the asset disposed. During the year ended December 31, 2003, the Company disposed of property and equipment with a net book value of $4,670 of which $1,570 was recorded as a charitable contribution and $3,100 was sold at its cost basis. Additionally, the Company expensed a loss on disposal of leasehold improvements of $294,420 during the year ended December 31, 2003.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Equity Investment

The equity investment represents a 45% interest in the members' equity of a limited liability company and is accounted for using the equity method.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Pursuant to the requirements of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The deferred tax assets and liabilities relate to temporary differences in the accounting treatment of depreciation on property and equipment, prepaid expenses,

2. Significant Accounting Policies (continued)

unrealized trading gains, net operating loss carryforwards, and accrued expenses for financial reporting and income tax purposes. The principal difference between the enacted tax rate and the Company's effective tax rate reflects nontaxable municipal bond interest income.

Advertising Costs

Advertising costs are expensed as incurred and totaled $907 for the year ended December 31, 2003.

New Accounting Pronouncement

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements*. FIN 46 introduces a new consolidation model which determines control and consolidation based on potential variability in gains and losses of the entity being evaluated for consolidation. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R) to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Pursuant to FIN 46R, the Company is required to apply the provisions of FIN 46R immediately to interest in an entity that is subject to the Interpretation and that is created after December 31, 2003. The Company is required to apply FIN 46R to all other variable interest entities by the first annual period beginning after December 15, 2004 (i.e., January 1, 2005). Management is evaluating the impact of FIN 46 and FIN 46R to the Company's financial position and results of operations.

3. Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased are recorded at market value and consist of the following at December 31, 2003:

	Owned	Sold, Not Yet Purchased
Municipal obligations	$1,742,103	$ –
Equities	56,412	12,271
	$1,798,515	$12,271

3. Marketable Securities Owned and Securities Sold, Not Yet Purchased (continued)

Subject to certain limitations, all securities owned are available to be pledged to the clearing broker on terms that permit those parties to sell or repledge the securities to others.

4. Property and Equipment

At December 31, 2003, property and equipment is summarized as follows:

Building improvements	$191,027
Furniture and fixtures	269,244
Computer and office equipment	359,096
Total property and equipment	819,367
Accumulated depreciation	(264,443)
Property and equipment, net	$554,924

5. Equity Investment

The Company has a 45% interest in the members' equity of a limited liability company, Resonance Capital Management, LLC (Resonance Capital), the general partner of an investment partnership.

Summarized financial information for Resonance Capital as of December 31, 2003 and for the year then ended is as follows:

Assets	$74,251
Liabilities	3,500
Members' equity	$70,751
Revenues	$ 111
Expenses	5,244
Net loss	$(5,133)
Cash distribution to all members during year	$ –

5. Equity Investment (continued)

For purposes of the accompanying financial statement presentation, an income tax benefit of $785 has been allocated based on the Company's proportionate share of Resonance Capital's net loss. This allocation reflects the tax effects of including Resonance Capital's net loss in the Company's results of operations.

6. Income Taxes

The current and deferred tax portions of the total income tax provision included in the statement of income for the year ended December 31, 2003, including the income tax effect related to the undistributed loss of the investee, are as follows:

Current	$ –
Deferred	30,829
Total income tax provision	$30,829

For income tax reporting purposes, the Company has net operating loss carryforwards of $19,902, which begin to expire in 2024. On a stand-alone basis, no income tax is due because of the utilization of net operating losses generated in the current year.

7. Leases

Through August 2003, the Company was allocated rent expense from the Parent for its principal office facilities. The Parent allocated rent expense to the Company based upon square footage utilized. Rent expense incurred and paid to the Parent amounted to $116,747 for the year ended December 31, 2003.

The Company also rented additional office facilities, under a separate lease agreement, which expired in September 2003. During September 2003, the Company entered into a new building lease for its principal office facilities, which expires in September 2008, and in December 2003 entered into a second new building lease for a branch office in Bellevue, Washington, which expires in 2009. Rent expense incurred for these lease agreements amounted to $202,488 for the year ended December 31, 2003.

The Company also leases office equipment, which is classified as operating leases. Related rent expense was $23,505 for the year ended December 31, 2003.

7. Leases (continued)

The Company's future minimum lease payments at December 31, 2003 are as follows:

Year ending December 31:	
2004	$ 425,589
2005	533,248
2006	547,677
2007	560,704
2008	462,571
Thereafter	80,935
Total minimum lease payments	$2,610,724

8. Related-Party Transactions

Notes Receivable from Employees

The Company has entered into employment agreements whereby it issued forgivable notes to certain newly hired employees, of which $310,782 is outstanding at December 31, 2003. The notes have due dates of three or five years and will be forgiven ratably on each anniversary of continuous employment with the Company ending on the third or fifth anniversary of employment, respectively. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances. The notes are amortized on a straight-line basis over their contractual lives and charged to other employee compensation and benefits expense in the statement of income.

Stock Issuance to Employees

During the year ended December 31, 2003, the Parent granted certain employees shares of the Parent's common stock. The Company recorded compensation expense of $110,028 reflecting the fair value of the common stock at the grant date as determined by the Board of Directors, of which $59,480 is payable to employees for unissued common stock and $50,548 is payable to the Parent for common stock issued to employees.

8. Related-Party Transactions (continued)

Investment Management Agreements

The Company manages discretionary investment accounts owned by officers, employees, and close relatives of certain officers and employees. These accounts are managed under the same terms as other accounts held by unrelated third parties.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2003, the Company had net capital of $3,665,061, as defined, which was $3,415,061 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 20.12%.

10. Benefits

The Company's employees participate in a 401(k) plan sponsored by the Parent that covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations. The aggregate matching contributions expensed to the plan for the year ended December 31, 2003 were $11,266.

Supplemental Information

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2003

Net capital	
Total stockholder's equity from statement of financial condition	$5,012,553
Nonallowable assets	1,210,167
Net capital before haircuts	3,802,386
Haircut on securities	137,325
Net capital	$3,665,061
Aggregate indebtedness	
Total aggregate indebtedness	$ 737,537
Computation of aggregate indebtedness net capital requirement	
Minimum net capital required (the greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$3,415,061
Ratio of aggregate indebtedness to net capital	20.12%

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part IIA FOCUS filing.

McAdams Wright Ragen, Inc.
(A wholly owned subsidiary of Manzanita Capital, Inc.)

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2003

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because the Company's transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Report

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
McAdams Wright Ragen, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of McAdams Wright Ragen, Inc. (a wholly owned subsidiary of Manzanita Capital, Inc.) (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of

internal control to future periods is subject to the risk that internal controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

February 6, 2004

Ernst + Young LLP